Exhibit 12.2

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Years ended December 31,						Three Months Ended March 31,
	2008		2009	2010	2011	2012	2013
Fixed Charges
Interest expense, including amortization	$129,202		$79,753	$123,963	$96,974	$38,138	$777
Interest capitalized	—		—	—	—	—	—
Interest within rental expense	—		—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—		—	—	5,023	7,891	1,265

Total fixed charges	$129,202		$79,753	$123,963	$101,997	$46,029	$2,042

Earnings
Pre-tax income (loss) from continuing operations before equity investees	($51,704)		($569,017)	($189,035)	$250,985	$280,606	($1,559)
Add:
Fixed charges, including amortization	129,202		79,753	123,963	96,974	38,138	777
Distributed income of equity investees	—		—	60	1,898	1,933	—
Income from equity investees arising from guarantees	—		—	—	—	—	—
Less:
Interest capitalized	—		—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—		—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	—		—	—	—	—	—

Earnings (loss)	$77,498		($489,264)	($65,012)	$349,857	$320,677	($782)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.60	(a)	n/a (b)	n/a (c)	3.43x	6.97x	n/a (d)

(a)	For the year ended December 31, 2008, our combined fixed charges and preferred stock dividends exceeded our earnings by $51.7 million.
(b)	For the year ended December 31, 2009, our losses exceeded our combined fixed charges and preferred stock dividends by $569.0 million.
(c)	For the year ended December 31, 2010, our losses exceeded our combined fixed charges and preferred stock dividends by $189.0 million.
(d)	For the three months ended March 31, 2013, our losses exceeded our combined fixed charges and preferred stock dividends by $2.8 million.